OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

11 GOOD ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

286236 104

(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act (“ACT”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Page 2 of 4 Pages
CUSIP No. 286236 104

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John D. Lane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* Personal Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 981,000 (1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER 981,000 (1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,000 (1)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

Excludes 11,000,000 shares of Series A Preferred Stock which have the same voting rights of Common Stock, but are not convertible into Common Stock.

/ X /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% Common (40.9% voting capital stock when combining Preferred Stock and Common Stock held.) (2)

14	TYPE OF REPORTING PERSON* IN

(1)	Includes Warrants/Options to purchase 281,000 common shares.
(2)

Based upon 18,272,238 common shares outstanding inclusive of 281,000 options/warrants held by Mr. Lane. For purposes of computing the total voting capital stock outstanding, 29,272,238 shares are eligible to vote which includes Mr. Lane’s 281,000 options/warrants and 11,000,000 preferred shares.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

Page 3 of 4 Pages
CUSIP No. 286236 104

Item 1. Security and Issuer

          This statement relates to the Common Stock of 11 Good Energy, Inc. (the “Issuer”). The Issuer’s executive office is located at 11 Good Energy, Inc., 4450 Belden Village Street, N.W., Suite 800, Canton, OH 44718.

Item 2. Identity and Background

(a)	John D. Lane

(b)	c/o 11 Good Energy, Inc. at 4450 Belden Village Street, N.W., Suite 800, Canton, OH 44718

(c)	Retired – also acts as independent business consultant.

(d)	Not applicable.

(e)	Not applicable.

(f)	USA

Item 3. Source and Amount of Funds or Other Consideration

Personal Funds. Mr. Lane owns 700,000 shares of Common Stock and Warrants/Options to purchase 281,000 common shares. In August 2011, Mr. Lane received Warrants to purchase 180,000 shares as a result of his loans to the Issuer totaling $236,000. These loans were from his personal holdings. Previously, he received 101,000 options/warrants in connection with services rendered to the Issuer. The 700,000 shares were acquired by Mr. Lane from Mr. Berndt’s founder shares.

Item 4. Purpose of Transactions

(a) - (j) Not applicable.

Mr. Lane is currently a director of the Issuer. An amended Form 10-K is expected to be filed with the Securities and Exchange Commission disclosing certain changes in officers and directors on or before April 30, 2012. Except as disclosed in such amended Form 10-K, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13-D. The Reporting Person may at any time review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

SCHEDULE 13D

Page 4 of 4 Pages
CUSIP No. 286236 104

Item 5. Interest in Securities of the Issuer

(a) - (b) As of April 20, 2012, the Issuer has outstanding 17,991,238 shares of Common Stock and 11,000,000 shares of Series A Preferred Stock. The Series A Preferred Stock have the same voting rights as the Common Stock (except as otherwise provided by applicable law) and do not have any conversion rights into Common Stock. Of the foregoing shares of Common Stock, the reporting person beneficially owns 981,000 shares of Common Stock (inclusive of options/warrants to purchase 281,000 shares), representing 5.4% of the outstanding Common Stock and 40.9% of the total voting capital stock when combining 11,000,000 shares of Series A Preferred Stock owned by him together with his common shares. The reporting person has the sole power to dispose and vote of all shares of Common Stock and Series A Preferred Stock owned by him.

(c) On April 9, 2012, Mr. Berndt transferred 11,000,000 shares of Series A Preferred Stock to Mr. Lane in exchange for no specific consideration.

(d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7. Materials to be filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2012

Signature By:	/s/ John D. Lane
John D. Lane